SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 1)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

GenCorp Inc.

(Name of Subject Company and Filing Persons (Issuer))

4.0625% Convertible Subordinated Debentures due 2039

(Title of Class of Securities)

368682 AN 0

(CUSIP Number of Class of Securities)

Kathleen E. Redd

Vice President, Chief Financial Officer and Assistant Secretary

2001 Aerojet Road

Rancho Cordova, CA 95742

(916) 355-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notice and

Communications on Behalf of Filing Person)

COPIES TO:

Steve Wolosky, Esq.

Jeffrey S. Spindler, Esq.

Olshan Frome Wolosky LLP

65 East 55th Street

New York, NY 10022-1106

(212) 451-2300

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$136,357,623.44	$17,562.86
*	Estimated for purposes of calculating the amount of the filing fee only. The amount assumes the repurchase of all outstanding 4.0625% Convertible Subordinated Debentures due 2039 for the principal amount outstanding plus accrued and unpaid interest up to but excluding December 31, 2014.
**	The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and equals $128.80 for each $1,000,000 of the value of the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $17,562.86	Filing Party: GenCorp Inc.
Form or Registration No.: Schedule TO	Date Filed: October 2, 2014

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

INTRODUCTORY STATEMENT

Pursuant to the terms of and subject to the conditions set forth in the Indenture, dated as of December 21, 2009 (the “Indenture”), between GenCorp Inc., a Delaware corporation (the “Company”), and The Bank of New York Mellon Trust Company, N.A., a national banking association organized under the laws of the United States of America, as trustee, for the Company’s 4.0625% Convertible Subordinated Debentures due 2039 (the “Debentures”), this Amendment No. 1 (this “Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) originally filed by the Company on October 2, 2014, with respect to the right of each holder (each a “Holder”) of the Debentures to require the Company to repurchase all or a portion of its Debentures on December 31, 2014, as set forth in the Company Repurchase Notice to Holders of Debentures, dated October 2, 2014 (the “Original Optional Repurchase Notice”). The Company has amended and restated the Original Optional Repurchase Notice (the “Amended and Restated Optional Repurchase Notice”).

Except as otherwise set forth below, the information set forth in the Schedule TO, including all exhibits thereto that were previously filed with the Schedule TO, remains unchanged and is incorporated herein by reference to this Amendment No. 1.

This Amendment No. 1 is intended to satisfy the disclosure requirements of Rules 13e-4(c)(2) and 13e-4(d)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Items 1 through 9.

Items 1 through 9 of the Schedule TO are amended and supplemented as provided in the Amended and Restated Optional Repurchase Notice filed herewith.

Item 10. Financial Statements.

(a)	Financial Information.

The following financial statements and financial information are incorporated herein by reference: (i) the financial information set forth in Item 8, “Consolidated Financial Statements and Supplementary Data” in the Company’s Annual Report on Form 10–K for the fiscal year ended November 30, 2013, filed with the Securities and Exchange Commission (“SEC”) on February 7, 2014, and (ii) the financial statements of the Company set forth in its Quarterly Report on Form 10–Q for the quarter ended August 31, 2014, filed with the SEC on October 10, 2014.

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth information regarding the Company’s ratio of earnings to fixed charges for each of the periods shown. For purposes of calculating this ratio, (i) earnings consist of income (loss) from continuing operations before income taxes and fixed charges, and (ii) fixed charges consist of interest expense, which includes amortization of deferred financing costs and imputed interest on the Company’s lease obligations. The interest component of rent was determined based on an estimate of a reasonable interest factor at the inception of the leases.

	Year Ended November 30,		Nine months ended August 31,
	2012	2013	2013	2014
Ratio of Earnings to Fixed Charges	1.5	(A)	(B)	(B)

(A)	Due to the Company’s loss for the fiscal year ended November 30, 2013, the ratio coverage was less than 1:1 for such period. The Company would have had to generate additional earnings of $26.2 million for the fiscal year ended November 30, 2013 to have achieved a coverage ratio of 1:1.

(B)	Due to the Company’s loss for the nine months ended August 31, 2013 and 2014, the ratio coverage was less than 1:1 for such period. The Company would have had to generate additional earnings of $27.8 million and $60.1 million for the nine months ended August 31, 2013 and 2014, respectively, to have achieved a coverage ratio of 1:1.

The Company’s book value per share as of August 31, 2014 is ($0.90).

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED

FINANCIAL INFORMATION

The unaudited pro forma condensed consolidated financial statements presented as of and for the nine months ended August 31, 2014 and for the fiscal year ended November 30, 2013, include historical consolidated financial information of GenCorp Inc. (the “Company”) that has been derived from its historical consolidated financial statements as of and for the nine months ended August 31, 2014, and for the fiscal year ended November 30, 2013.

The unaudited pro forma condensed consolidated statements of operations for the nine months ended August 31, 2014, and for the year ended November 30, 2013, give effect to the conversion of the Company’s 4.0625% Convertible Subordinated Debentures (“4 1/16% Debentures”) into shares of the Company’s common stock as if it had occurred on December 1, 2012, the first day of the Company’s prior fiscal year. The unaudited pro forma condensed consolidated balance sheet gives effect to the conversion of the 4 1/16% Debentures into shares of the Company’s common stock as if it had occurred on August 31, 2014.

The historical financial statements have been adjusted in the unaudited pro forma condensed consolidated financial statements to give effect to pro forma events that are (i) directly attributable to the conversion of the 4 1/16% Debentures; (ii) factually supportable; and (iii) with respect to the unaudited pro forma condensed consolidated statements of operations, expected to have a continuing impact on the consolidated results, including the Company’s acquisition of United Technologies Corporation’s Rocketdyne Business on June 14, 2013.

The unaudited pro forma condensed consolidated financial statements are provided for illustrative purposes only, and are not necessarily indicative of future results of operations or financial position.

GenCorp Inc.

Unaudited Pro Forma Condensed Consolidated Statement of Operations

For the Nine Months Ended August 31, 2014

	Nine months ended August 31,	Pro forma		Pro forma nine months ended August 31,
	2014	Adjustments(1)		2014
	(In millions, except per share amounts)
Net sales	$1,152.3	$—		$1,152.3
Operating costs and expenses:
Cost of sales (exclusive of items shown separately below)	1,027.2	—		1,027.2
Selling, general and administrative	28.1	—		28.1
Depreciation and amortization	45.9	—		45.9
Loss on debt repurchased	60.6	—		60.6
Other expense, net	11.6	—		11.6

Total operating costs and expenses	1,173.4	—		1,173.4
Operating (loss) income	(21.1)	—		(21.1)
Non-operating expense:
Interest expense	39.0	(4.6	) (A)	34.4

Total non-operating expense	39.0	(4.6)		34.4
Loss from continuing operations before income taxes	(60.1)	4.6		(55.5)
Income tax provision	1.1	0.2	(C)	1.3

Loss from continuing operations	$(61.2)	$4.4		$(56.8)

Loss Per Share of Common Stock
Basic and Diluted:
Loss per share from continuing operations	$(1.05)			$(0.74)

Weighted average shares of common stock outstanding, basic and diluted	58.2			77.0

(1)	See Note 4—Unaudited Pro Forma Adjustments for explanation of adjustments.

See Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements.

GenCorp Inc.

Unaudited Pro Forma Condensed Consolidated Statement of Operations

For the Fiscal Year Ended November 30, 2013

	Year ended November 30,	Pro forma		Pro forma year ended November 30,
	2013	Adjustments(1)		2013
	(In millions, except per share amounts)
Net sales	$1,383.1	$379.6	(B)	$1,762.7
Operating costs and expenses:
Cost of sales (exclusive of items shown separately below)	1,229.6	311.5	(B)	1,541.1
Selling, general and administrative	53.6	20.2	(B)	73.8
Depreciation and amortization	43.8	12.0	(B)	55.8
Loss on debt repurchased	5.0	—	(B)	5.0
Other expense, net	28.8	(14.2	) (B)	14.6

Total operating costs and expenses	1,360.8	329.5		1,690.3
Operating income	22.3	50.1		72.4
Non-operating (income) and expense:
Interest expense	48.7	(8.1	) (A), (B)	40.6
Interest income	(0.2)	—		(0.2)

Total non-operating expenses, net	48.5	(8.1)		40.4
(Loss) income from continuing operations before income taxes	(26.2)	58.2		32.0
Income tax benefit	(193.9)	10.2	(C), (B)	(183.7)

Income from continuing operations	$167.7	$48.0		$215.7

Income Per Share of Common Stock
Basic:
Income per share from continuing operations	$2.76			$2.59

Diluted:
Income per share from continuing operations	$2.11			$2.58

Weighted average shares of common stock outstanding	59.6			81.7

Weighted average shares of common stock outstanding, assuming dilution	81.9			81.9

(1)	See Note 4—Unaudited Pro Forma Adjustments for explanation of adjustments.

See Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements.

GenCorp Inc.

Unaudited Pro Forma Condensed Consolidated Balance Sheet

As of August 31, 2014

	August 31, 2014	Pro forma Adjustments(1)		Pro forma August 31, 2014
	(In millions)
ASSETS
Current Assets
Cash and cash equivalents	$154.9	$—		$154.9
Accounts receivable	214.7	—		214.7
Inventories	132.3	—		132.3
Recoverable from the U.S. government and other third parties for environmental remediation costs	20.1	—		20.1
Receivable from Northrop Grumman Corporation (“Northrop”)	6.0	—		6.0
Deferred income taxes	26.7	—		26.7
Other receivables, prepaid expenses and other	4.0	—		4.0
Income taxes	13.4	0.2	(D)	13.6

Total Current Assets	572.1	0.2		572.3
Noncurrent Assets
Property, plant and equipment, net	370.6	—		370.6
Real estate held for entitlement and leasing	87.3	—		87.3
Recoverable from the U.S. government and other third parties for environmental remediation costs	83.6	—		83.6
Receivable from Northrop	74.0	—		74.0
Goodwill	180.0	—		180.0
Intangible assets	164.4	—		164.4
Deferred income taxes	125.6	—		125.6
Other noncurrent assets, net	92.1	(0.2	) (E)	91.9

Total Noncurrent Assets	1,177.6	(0.2)		1,177.4

Total Assets	$1,749.7	$—		$1,749.7

LIABILITIES, REDEEMABLE COMMON STOCK, AND SHAREHOLDERS’ (DEFICIT) EQUITY
Current Liabilities
Short-term borrowings and current portion of long-term debt	$5.5	$—		$5.5
Accounts payable	115.4	—		115.4
Reserves for environmental remediation costs	35.0	—		35.0
Postretirement medical and life insurance benefits	7.2	—		7.2
Advance payments on contracts	122.4	—		122.4
Other current liabilities	216.4	(0.9	) (F)	215.5

Total Current Liabilities	501.9	(0.9)		501.0
Noncurrent Liabilities
Long-term debt	778.0	(133.6	) (G)	644.4
Reserves for environmental remediation costs	133.6	—		133.6
Pension benefits	248.3	—		248.3
Postretirement medical and life insurance benefits	57.1	—		57.1
Other noncurrent liabilities	79.3	—		79.3

Total Noncurrent Liabilities	1,296.3	(133.6)		1,162.7

Total Liabilities	1,798.2	(134.5)		1,663.7
Commitments and Contingencies
Redeemable common stock	0.2	—		0.2
Total shareholders’ (deficit) equity	(48.7)	134.5	(H)	85.8

Total Liabilities, Redeemable Common Stock and Shareholders’ (Deficit) Equity	$1,749.7	$—		$1,749.7

(1)	See Note 4—Unaudited Pro Forma Adjustments for explanation of adjustments.

See Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements.

GenCorp Inc.

Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements

Note 1. Basis of Pro Forma Presentation

The unaudited pro forma condensed consolidated financial statements presented as of and for the nine months ended August 31, 2014, and for the fiscal year ended November 30, 2013, include historical consolidated financial information of GenCorp Inc. (the “Company”) that has been derived from its historical consolidated financial statements as of and for the nine months ended August 31, 2014, and for the fiscal year ended November 30, 2013.

The unaudited pro forma condensed consolidated statements of operations for the nine months ended August 31, 2014, and for the year ended November 30, 2013, give effect to the conversion of the Company’s 4.0625% Convertible Subordinated Debentures (“4 1/16% Debentures”) into shares of the Company’s common stock as if it had occurred on December 1, 2012, the first day of the Company’s prior fiscal year. The unaudited pro forma condensed consolidated balance sheet gives effect to the conversion of the 4 1/16% Debentures into shares of the Company’s common stock as if it had occurred on August 31, 2014.

The historical financial statements have been adjusted in the unaudited pro forma condensed consolidated financial statements to give effect to pro forma events that are (i) directly attributable to the conversion of the 4 1/16% Debentures; (ii) factually supportable; and (iii) with respect to the unaudited pro forma condensed consolidated statements of operations, expected to have a continuing impact on the consolidated results, including the Company’s acquisition of United Technologies Corporation’s Rocketdyne Business on June 14, 2013.

The unaudited pro forma condensed consolidated financial statements are provided for illustrative purposes only, and are not necessarily indicative of future results of operations or financial position.

Note 2. Pro Forma Book Value Per Share

Pro forma book value per share is as follows (in millions, except per share amount):

Pro forma August 31, 2014
Total common shareholders’ equity	$85.8
Common shares outstanding	71.7
Book value per share	$1.20

Note 3. 4.0625% Convertible Subordinated Debentures

In December 2009, Company issued $200 million in aggregate principal amount of 4 1/16% Debentures in a private placement to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended. Each holder of the 4 1/16% Debentures may convert the 4 1/16% Debentures into shares of the Company’s common stock at a conversion rate of 111.0926 shares per $1,000 principal amount, representing a conversion price of approximately $9.00 per share, subject to adjustment.

Each holder may require the Company to purchase all or part of the 4 1⁄16% Debentures on December 31, 2014, 2019, 2024, 2029 and 2034 at an optional repurchase price equal to (1) 100% of the principal amount, plus (2) accrued and unpaid interest, if any, up to, but excluding, the date of repurchase. The Company may elect to pay the optional repurchase price in cash, shares of the Company’s common stock in value equal to the settlement amount, or a combination of cash and shares of the Company’s common stock, at the Company’s option, subject to certain conditions.

Issuance of the 4 1/16% Debentures generated net proceeds of $194.1 million, which were used to repurchase long-term debt and other debt related costs.

Repurchases of the 4 1/16% Debentures have been as follows (in millions):

	Principal amount repurchased	Cash repurchase price	Write-off of deferred financing costs	Loss on repurchases
Year ended November 30, 2013	$5.2	$(10.1)	$(0.1)	$(5.0)
Nine months ended August 31, 2014	$59.6	$(119.9)	$(0.3)	$(60.6)

Note 4. Unaudited Pro Forma Adjustments

Unaudited Pro Forma Condensed Consolidated Statements of Operations

The following adjustments have been reflected in the unaudited pro forma condensed consolidated statements of operations for the nine months ended August 31, 2014, and the year ended November 30, 2013.

(A)	To record the adjustments to interest expense on the 4 1/16% Debentures.

(B)	To record the impact of the acquisition of the Pratt & Whitney Rocketdyne division (the “Rocketdyne Business”).

In July 2012, the Company signed a stock and asset purchase agreement (the “Original Purchase Agreement”) with United Technologies Corporation (“UTC”) to acquire the Rocketdyne Business from UTC for $550 million (the “Acquisition”). On June 12, 2013, the Company and UTC entered into an amended and restated stock and asset purchase agreement (the “Amended and Restated Purchase Agreement”), which amended and restated the Original Purchase Agreement, as amended. On June 14, 2013, the Company completed the acquisition of substantially all of the Rocketdyne Business pursuant to the Amended and Restated Purchase Agreement.

The unaudited pro forma condensed consolidated statements of operations for the year ended November 30, 2013 gives effect to the Acquisition as if it had occurred on December 1, 2012 the first day of the Company’s prior fiscal year. These amounts have been calculated after applying the Company’s accounting policies and adjusting the results of the Rocketdyne Business to reflect depreciation and amortization that would have been charged assuming the fair value adjustments to property, plant and equipment and intangible assets, together with the tax effects, as applicable. See additional information on the Acquisition in the Company’s Form 10-K for the year ended November 30, 2013, filed with the Securities and Exchange Commission on February 7, 2014, which is incorporated herein by reference.

(C)	To record adjustment to income taxes for reversal of amortization of deferred financing fees related to the 4 1/16% Debentures.

Unaudited Pro Forma Condensed Consolidated Balance Sheet

The following adjustments have been reflected in the unaudited pro forma condensed consolidated balance sheet as of August 31, 2014:

(D)	To record adjustment to income taxes payable for reversal of amortization of deferred financing fees related to the 4 1/16% Debentures.

(E)	To record the adjustment to other noncurrent assets to remove deferred financing fees related to the 4 1/16% Debentures.

(F)	To record the adjustment to other current liabilities to remove accrued interest payable related to the 4 1/16% Debentures.

(G)	To record the conversion of 4 1/16% Debentures to common stock.

(H)	To record the adjustments to Shareholders’ (Deficit) Equity as follows (in millions):

Record common stock issued upon conversion	$133.6
Adjust income taxes payable	0.2
Reverse deferred financing costs	(0.2)
Reverse accrued interest payable	0.9

Total	$134.5

Note 5. Pro Forma Income Per Share of Common Stock

A reconciliation of the numerator and denominator used to calculate basic and diluted income from continuing operations per share of common stock (“EPS”) is as follows (in millions, except per share amounts):

	Nine months ended August 31, 2014	Year ended November 30, 2013
Numerator for Basic and Diluted EPS:
(Loss) income from continuing operations	$(56.8)	$215.7
Income allocated to participating securities	—	(4.1)

(Loss) income from continuing operations for basic and diluted earnings per share	$(56.8)	$211.6

Denominator:
Basic weighted average shares	77.0	81.7
Effect of:
Employee stock options	—	0.2

Diluted weighted average shares	77.0	81.9

Basic EPS:
(Loss) income per share from continuing operations	$(0.74)	$2.59

Diluted EPS:
(Loss) income per share from continuing operations	$(0.74)	$2.58

PRO FORMA RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth information regarding ratio of earnings to fixed charges for each of the periods shown. For purposes of calculating this ratio, (i) earnings consist of income (loss) from continuing operations before income taxes and fixed charges and (ii) fixed charges consist of interest expense, which includes amortization of deferred financing costs, interest expense and imputed interest on lease obligations. The interest component of rent was determined based on an estimate of a reasonable interest factor at the inception of the leases.

	Pro forma year ended November 30,	Pro forma nine months ended August 31,
	2013	2014
Pro Forma Ratio of Earnings to Fixed Charges	1.7	(A)

(A)	Due to a loss in the pro forma nine months ended August 31, 2014, the ratio coverage was less than 1:1 for such period. The Company would have had to generate additional earnings of $55.5 million for the nine months ended August 31, 2014 to have achieved a coverage ratio of 1:1.

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and restated by deleting the information contained therein and inserting the following:

Exhibit Number	Description

(a)(1)(A)	Optional Repurchase Notice to Holders of 4.0625% Convertible Subordinated Debentures due 2039, dated October 2, 2014.*

(a)(1)(B)	Amended and Restated Optional Repurchase Notice to Holders of 4.0625% Convertible Subordinated Debentures due 2039, dated October 27, 2014.

(a)(5)	Press release issued on October 2, 2014.*

(b)	Not applicable.

(d)(1)	Indenture, dated as of December 21, 2009, between GenCorp Inc. and The Bank of New York Mellon Trust Company, N.A., as trustee relating to GenCorp Inc.’s 4.0625% Convertible Subordinated Debentures due 2039 was filed as Exhibit 4.1 to GenCorp Inc.’s Current Report on Form 8-K dated December 21, 2009 and filed on December 21, 2009 (File No. 1-1520), and is incorporated herein by reference.

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed with Schedule TO, filed October 2, 2014.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 24, 2014	GENCORP INC.

By:	/s/ Kathleen E. Redd
	Name:	Kathleen E. Redd
	Title:	Vice President, Chief Financial Officer and Assistant Secretary

EXHIBIT INDEX

Exhibit Number	Description

(a)(1)(A)	Optional Repurchase Notice to Holders of 4.0625% Convertible Subordinated Debentures due 2039, dated October 2, 2014.*

(a)(1)(B)	Amended and Restated Optional Repurchase Notice to Holders of 4.0625% Convertible Subordinated Debentures due 2039, dated October 27, 2014.

(a)(5)	Press release issued on October 2, 2014.*

(b)	Not applicable.

(d)(1)	Indenture, dated as of December 21, 2009, between GenCorp Inc. and The Bank of New York Mellon Trust Company, N.A., as trustee relating to GenCorp Inc.’s 4.0625% Convertible Subordinated Debentures due 2039 was filed as Exhibit 4.1 to GenCorp Inc.’s Current Report on Form 8-K dated December 21, 2009 and filed on December 21, 2009 (File No. 1-1520), and is incorporated herein by reference.

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed with Schedule TO filed October 2, 2014.